SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under The Securities Exchange Act of 1934

FIRST COMMUNITY BANK CORPORATION OF AMERICA

(Name of Issuer)

Common Stock, $0.08 par value

(Title of Class of Securities)

31985E 20 2

(CUSIP Number)

James J. Quinlan, Esq.

Igler & Dougherty, P.A.

500 North Westshore Boulevard

Suite 1010

Tampa, Florida 33609

(813) 289-1020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Robert M. Menke

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 62,500 8. Shared Voting Power 0 9. Sole Dispositive Power 62,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,193

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 44.50%

14.	Type of Reporting Person* IN

CUSIP No. 31985E 20 2	Page 3 of 8 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person First Community Financial Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 721,568 8. Shared Voting Power 0 9. Sole Dispositive Power 721,568 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,193

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 44.50%

14.	Type of Reporting Person* CO

CUSIP No. 31985E 20 2	Page 4 of 8 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Bankers Insurance Group, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,500 8. Shared Voting Power 0 9. Sole Dispositive Power 12,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,193

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 44.50%

14.	Type of Reporting Person* CO

CUSIP No. 31985E 20 2	Page 5 of 8 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Bankers Insurance Company

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 90,625 8. Shared Voting Power 0 9. Sole Dispositive Power 90,625 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,193

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 44.50%

14.	Type of Reporting Person* CO

CUSIP No. 31985E 20 2	page 6 of 8 pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.08 per share (the “Common Stock”), of First Community Bank Corporation of America, a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9001 Belcher Road, Pinellas Park, Florida 33782.

Item 2.	Identity and Background

	(a)	This statement is filed on behalf of Robert M. Menke, Bankers Insurance Group, Inc., First Community Financial Corporation, and Bankers Insurance Company (collectively the “Reporting Person”).

	(b)	Mr. Menke is a citizen of the United States. Bankers Insurance Group, Inc., Bankers Insurance Company and First Community Financial Corporation are Florida Corporations.

	(c)	Mr. Menke is Chairman of the Issuer and Bankers Insurance Group, Inc. Bankers Insurance Group, Inc. is a Florida Corporation. First Community Financial Corporation is a Florida Corporation. Bankers Insurance Company is a Florida Corporation.

	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Mr. Menke is a citizen of the United States. Bankers Insurance Group, Inc., Bankers Insurance Company and First Community Financial Corporation are Florida Corporations.

Item 3.	Source and Amount of Funds or Other Considerations

Mr. Menke purchased 50,000 shares of stock and First Community Corp. purchased 392,255 shares of stock for $10.00 per share in the Issuer’s predecessor entity, Bayside Federal. Share amounts adjusted for the Issuer’s 5 for 4 stock split: 62,500 shares, and 490,318 shares respectively. First Community Financial Corp. holds in trust for Mr. Menke, 231,250 options that were granted to him on January 1, 2001 for his services as a director. Bankers Insurance Group, Inc. purchased 10,000 shares for $10.00 per share on February 25, 2000. Share amount adjusted for the Issuer’s 5 for 4 stock split: 12,500 shares. All funds used to purchase the Common Stock were personal funds or working capital. All share amounts and costs have been adjusted for the Issuer’s 5 for 4 stock split. Bankers Insurance Company purchased 90,625 shares of stock for $18.36 on March 30, 2004.

Item 4.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

The purpose of the acquisition of the securities of the Issuer is investment. The Reporting Person has no plans personally which would result in:

CUSIP No. 31985E 20 2	Page 7 of 8 pages

	(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	Any material change in the present capitalization or dividend policy of the Issuer;

	(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

	(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

	(a)	Mr. Menke beneficially owns 887,193 shares of Common Stock of the Issuer which equals 44.50% of the total outstanding shares. Of that amount, Bankers Insurance Group, Inc. owns 12,500 shares, First Community Financial Corp. owns 490,318 shares and 231,250 options, and Bankers Insurance Company owns 90,625 shares. Mr. Menke controls these corporations. The remainder of the shares are held individually by Mr. Menke.

	(b)	Mr. Menke has sole power to vote and to dispose of all of the subject shares.

	(c)	None.

	(d)	Not applicable.

	(e)	Not applicable.

CUSIP No. 31985E 20 2	Page 8 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No agreements exist with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: March 31, 2004

/s/ Robert M. Menke

Robert M. Menke

FIRST COMMUNITY FINANCIAL CORPORATION

By:	/s/ Robert M. Menke

Robert M. Menke, President & Chairman

BANKERS INSURANCE GROUP, INC.

By:	/s/ Robert M. Menke

Robert M. Menke, Chairman

BANKERS INSURANCE COMPANY

By:	/s/ Robert M. Menke

Robert M. Menke, Director